UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 n-Vision, Inc.
                --------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                --------------------------------------------------
                         (Title of Class of Securities)


                                    62944R307
                --------------------------------------------------
                                 (CUSIP Number)


   Christopher J. Lewis, 7680 Old Springhouse Road, Madison Bldg., First Floor

                     McLean, Virginia 22102; (703) 506-8808
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)


                                  May 24, 1996
                --------------------------------------------------
               (Date of Event which Requires Filing of Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746

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CUSIP NO.      62944R 30 7                  13D                Page 2 of 5 Pages
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1)      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
        DELMAR J. LEWIS
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)
                                                                        (a)
                                                                        (b)
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------    --------------------------------------------
4)      SOURCE OF FUNDS (See Instructions)
        PF
--------------------------------------------------------------------------------
5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
--------------------------------------------------------------------------------
                             7)     SOLE VOTING POWER
        NUMBER OF

        SHARES
                                    1,063,910
        BENEFICIALLY         ---------------------------------------------------
                             8)     SHARED VOTING POWER
        OWNED BY

        EACH                                  - 0 -
                             ---------------------------------------------------
        REPORTING            9)     SOLE DISPOSITIVE POWER

        PERSON                              1,063,910

        WITH                 ---------------------------------------------------
                             10)    SHARED DISPOSITIVE POWER


                                    - 0 -
                             ---------------------------------------------------

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,063,910

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        29.6%

14)     TYPE OF REPORTING PERSON (See Instructions)
        IN

                                  SCHEDULE 13D
            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

                                  Introduction



ITEM 1.  SECURITY AND ISSUER

        This Statement relates to the common stock ($.01 par value) ("Common Stock") of n-Vision, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 7680 Old Springhouse Road, Madison Bldg., First Floor, McLean, Virginia 22102.


ITEM 2.  IDENTITY AND BACKGROUND

        (A)  This Statement is filed by Delmar J. Lewis (the "Reporting
Person").

        (B) Mr. Lewis' address is 770 Potomac River Road, McLean, Virginia
22102.

        (C) Mr. Lewis is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Lewis is also Chairman of the Board and Chief Executive Officer of Advanced Technology Systems, Inc. located at 7915 Jones Branch Drive, McLean, Virginia 22102.

        (D) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (E) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor was or is he as a result of such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (F) Mr. Lewis is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Reporting Person used personal funds to purchase the shares of Common Stock for a price of $.01 per share.


ITEM 4.  PURPOSE OF TRANSACTION

        The purpose of the acquisition of the Common Stock by the Reporting Person is to acquire and maintain an equity interest in the Issuer for investment purposes. The Reporting Person, may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, other opportunities available to the Reporting Person, the strategic value of the investment to the Reporting Person and other considerations.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

        (A) The Reporting Person is the direct beneficial owner of 1,063,910 shares of Common Stock of the Issuer. This holding represents approximately 29.6% of the total of 3,600,000 shares of Common Stock outstanding according to the Issuer's Form SB-2 Prospectus dated May 9, 1995.

        (B) The Reporting Person has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, 1,063,910 shares of Common Stock of the Issuer.

        (C) Except as disclosed above in response to Item 3, there have been no transactions in shares of Common Stock by the Reporting Person.

        (D) The Reporting Person has the right to receive and the power to direct receipt of dividends from the shares of Common Stock of the Issuer that it holds.

        (E)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 8, 1999                    /s/ Delmar J. Lewis
                                 ----------------------------
                                 Delmar J. Lewis